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CLIENT/MATTER NUMBER

129722-0103

July 11, 2022

Ms. Abby Adams

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	LMF Acquisition Opportunities, Inc.

Registration Statement on Form S-4

Filed May 16, 2022

File No. 333-264993

Dear Ms. Adams:

On behalf of our client, LMF Acquisition Opportunities, Inc. (the “Company” or “LMAO”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated June 13, 2022, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflect the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.

Please revise the cover page to disclose the expected ownership percentages in the combined company of LMF Acquisition Opportunity’s public stockholders, the Sponsor and SeaStar Medical’s existing stockholders if the business combination is approved and consummated with the maximum amount of redemptions by LMF Acquisition Opportunity’s Class A common stock by the public stockholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

July 11, 2022

Questions and Answers About the Proposals, page 5

2.

Please revise your disclosure here or in the summary, as well as the risk factors section, to disclose the material risks to unaffiliated investors presented by taking SeaStar Medical public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15-16, 34, and 73-74 of the Amended Registration Statement.

3.

We note the disclosure on pages 86 and 95 regarding Maxim’s roles advising both parties to the transaction. Revise the summary to highlight Maxim’s role working for both parties up to the time the merger agreement was signed and its potential conflicts of interest. Quantify the total fees it will receive from both parties related to this transaction and related transactions, including LMAO’s IPO. Quantify which portion(s) of those fees are contingent upon completion of the business combination. In addition, revise to disclose what consideration LMAO’s Board gave to Maxim’s potential conflicts of interest and to Maxim’s involvement in creating SeaStar’s financial projections when making its fairness determination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 29-30, 70-71, 98-104, and 114-116 of the Amended Registration Statement.

Do any of LMAO’s directors or officers have interests that may conflict with my interests . . . .?, page 8

4.

We note the disclosure of the Sponsor’s investment in founder shares and warrants in the risk factor on page 60. Revise here to highlight and quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

U.S. Securities and Exchange Commission

July 11, 2022

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9, 28-30, 68-69, and 113-115 of the Amended Registration Statement.

5.

Please revise to highlight that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 28-30, and 113-115 of the Amended Registration Statement.

6.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 28-30, and 113-115 of the Amended Registration Statement.

SeaStar Medical, Inc., page 15

7.

We note your disclosure in this section and elsewhere throughout your registration statement that you are currently “finalizing the design of a pivotal trial for adult patients with AKI on CRRT.” Please revise the disclosure regarding this and any “pivotal” trials to make it clear that even if you receive positive data from this trial, the U.S. Food and Drug Administration (FDA) or other regulators may require you to conduct additional trial or not agree with your trial design.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 40, 42, and 160 of the Amended Registration Statement to discuss potential additional regulatory requirements by the FDA relating to the pivotal trial.

8.

Revise this section to briefly address the U.S. government’s march-in-rights and to which of your potential products they do or may apply, and highlight the march-in rights in the summary risk factors on page 26. Revise the risk factor on page 53 and SeaStar’s intellectual property disclosure to address which of SeaStar’s potential products are or may be subject to march-in rights.

U.S. Securities and Exchange Commission

July 11, 2022

Response:

In response to the Staff’s comment, the Company respectfully notes that risks relating to the application of government march-in rights under the Bayh-Dole Act of 1980, as amended, to SeaStar’s intellectual property was discussed under the risk factor now entitled “The United States government may exercise certain rights with regard to SeaStar Medical’s inventions, or licensors’ inventions, developed using federal government funding” on pages 60-61 of the Amended Registration Statement. The Company does not believe that it is a significant risk in light of the nature of its technology and the license agreement with the University of Michigan. Regardless, the Company has revised this risk factor to enhance its disclosure, and this risk factor has been added to the summary risk factor section on page 33.

Risks Related to SeaStar Medical’s Financial Condition Industry data, projections and estimates relied upon by SeaStar Medical are inherently uncertain..., page 46

9.

It is not appropriate to directly or indirectly disclaim liability for statements in the registration statement. Eliminate this risk factor or otherwise revise the heading to convey a risk that corresponds to the disclosure in the underlying paragraph and does not attempt to disclaim liability for your disclosure obligations. Any revised risk factor should clarify that you are responsible for all disclosure in the prospectus.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amended Registration Statement.

The Merger Agreement, page 69

10.	On page 70, revise the discussion of the merger agreement to disclose all material terms, including the material representations and warranties of the respective parties.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 81-84, and 93-94 of the Amended Registration Statement.

Background of the Business Combination, page 83

11.

Please revise this section to provide greater detail as to the evolution of the background of this transaction, including the criteria used to identify the first 150 potential acquisition targets, how they were narrowed to 117 and additional information regarding how they were further narrowed to 86 and then ten candidates. We note that SeaStar Medical is the sole healthcare company among the ten final acquisition candidates.

U.S. Securities and Exchange Commission

July 11, 2022

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 97-104 of the Amended Registration Statement.

12.

Revise the background of the transaction, in particular on pages 86-87, provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives, in particular those that remained under consideration at the same time SeaStar Medical was being vetted, which appears to include Companies F, G, H and I. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;

•	negotiation of the transaction documents and the parties involved, including additional details regarding negotiating the final terms of the merger agreement, on page 88;

•	valuations; and

•	at what point other strategic alternatives were eliminated from consideration.

In doing so, identify what work Maxim was doing for LMAO, SeaStar Medical, or any party, up to and including the time Maxim’s formal engagement with LMAO ceased, at the time the merger agreement was signed. On page 86, it states “Maxim . . . had served as LMAO’s investment banker for its target search process,” but there is no disclosure regarding what Maxim did in that process in the background discussion on pages 84-86.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 97-104 of the Amended Registration Statement.

13.

Revise this section to clarify who acted on behalf of LMAO in each of the instances outlined in this section. To the extent the actions were undertaken by representatives from Maxim, LMAO’s then-financial advisor, or other third parties, revise to clarify. Clarify if any of the other candidates, particularly in the final 10 potential acquisition targets, were clients of Maxim.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 97-104 of the Amended Registration Statement. The majority of the acquisition targets considered by LMAO were not introduced by Maxim to LMAO and were not Maxim clients. Other than SeaStar Medical, none of the other nine final potential acquisition targets were clients of Maxim.

U.S. Securities and Exchange Commission

July 11, 2022

14.

On page 88 you disclose that LMAO engaged “Skyway Capital Markets, LLC . . . to specifically review SeaStar Medical’s financial models and projections and to provide valuation and financial advice to the Board.” Clarify on page 90 if it was Skyway’s “financial analysis of SeaStar Medical” on which the Board based, in part, their decision. Whatever the source, revise to provide the comparable companies analysis and any other material financial analyses on which the Board relied in reaching its determination that SeStar Medical had a “pre-money valuation of approximately $85 million.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 106-109 of the Amended Registration Statement.

LMAO’s Board’s Reasons for Approval of the Business Combination, page 89

15.

Disclose what consideration the LMAO Board gave to the fact that SeaStar Medical is not within the financial services industry and does not align with several of the criteria for identifying an acquisition target outlined in the LMF Acquisition Registration Statement on Form S-1. In addition, please update your description of LMAO in the “Summary of the Proxy Statement” to disclose that LMAO initially focused on transactions with companies and/or assets within the financial services industry.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 105-106, and 150 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights, page 124

16.

Please have counsel provide an opinion concerning the consequences to U.S. holders of exercising their redemption rights. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19. Revise the heading of this section to eliminate the term “certain,” and revise to clarify that you have described all the material consequences.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 30, and 144-145 of the Amended Registration Statement. However, in accordance with Section III of Staff Legal Bulletin No. 19, an opinion that covers the effects of exercising redemption rights is not appropriate because the disclosure provides that the redemption is expected to be a taxable transaction.

U.S. Securities and Exchange Commission

July 11, 2022

SeaStar Medical’s Business, page 137

17.

In the first full paragraph on page 138, revise your timeframes for expected completion of your HDE request to instead disclose when you expect to submit the request to the FDA. We note the current disclosure is that you intend to complete your submission of the HDE request in the first half of 2022 and it is now June 2022. Also, we note the statement, “we expect to obtain regulatory approval of our SCD product candidate for pediatric patients in the first quarter of 2023.” You should not suggest or imply that this or any product will be approved by the FDA. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement to update the timeframes for the HDE application, including on page 160. In addition, the Company has revised the disclosure throughout the Amended Registration Statement to eliminate statements implying that any product candidates under development will be approved by the FDA, including on page 160.

18.	Please revise your graphics throughout your registration statement as applicable to ensure that the text is legible. For example, the graphic on page 141 is not sufficiently clear.

Response:

In response to the Staff’s comment, the Company has revised the graphics on pages 163-164 of the Amended Registration Statement to ensure that they are clear and legible.

19.

As SeaStar Medical is a medical device company, revise to eliminate the pipeline table on page 144, which has the appearance of a drug product candidate pipeline table. You may convey the status of your potential products in the narrative disclosure.

Response:

In response to the Staff’s comment, the Company has replaced the existing pipeline table with a table on page 166 of the Amended Registration Statement, which briefly summarizes the narrative disclosure about potential product candidates that appears throughout the Amended Registration Statement (including their current status and the expected timeline of the applicable regulatory processes). The Company has also revised the narrative disclosure regarding the clinical trial timeline throughout the Amended Registration Statement.

U.S. Securities and Exchange Commission

July 11, 2022

Clinical Studies, page 144

20.	Revise the information for each of the studies in this section to provide additional detail. For example, expand the disclosure of each to explain:

•	Who performed the study;

•	Key inclusion criteria of the patients enrolled;

•	End points for safety and efficacy;

•	Length of the study and any follow-up;

•	Whether any serious adverse events occurred related to your SCD therapy device;

•	Where you address a “target population,” such as in the first paragraph on page 147, describe the target population.

In addition, where you make statements characterizing your results, explain those statements. For example, on page 114 where you state that your “SCD treatment significantly reduced all-cause in-hospital mortality,” explain what you mean by “significantly reduced” and how that was determined to be causally related to SCD treatment based on a 9-person study. On page 147, where you are designing the pilot study to determine if SCD therapy will “improve cardiac and renal function,” explain by what parameters will that improvement be judged. Finally, please note that safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. When revising to address safety and efficacy aspects of the studies, you may present clinical trial end points and objective data resulting from the studies without concluding efficacy and you may state that the therapy has been well tolerated, if accurate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 166-169 and 171 of the Amended Registration Statement, including addressing specific examples cited in Comment #20 above.

Intellectual Property, page 148

21.

Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Clarify how the SCD Technology patents in the table relate to the narrative discussion and whether the “Other Technology” in your table relates to the three additional patent families discussed at the bottom of page 149. Please clearly distinguish between owned patents and patents in- licensed from third parties. You state the University of Michigan patents are “co-owned;” however, you disclose you have a license. It appears from the agreements on file as exhibits that the University owns the technology and you have been granted a license. Please clarify.

U.S. Securities and Exchange Commission

July 11, 2022

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 172-177 of the Amended Registration Statement to enhance and clarify the description of SeaStar Medical’s intellectual property, including details regarding the ownership and license of patents.

22.	Please update your description of the University of Michigan License to disclose:

•	each party’s rights and obligations under the agreement;

•	the aggregate amounts paid to date;

•	whether the agreement contemplates royalty payments; and

•	expiration/termination provisions.

For the royalty rate, please quantify the royalty rate or provide a reasonable range not exceeding 10 percentage points, and disclose when the royalty provisions expire.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 174 of the Amended Registration Statement to enhance the description of SeaStar Medical’s license agreement with the University of Michigan.

Security Ownership of Certain Beneficial Owners and Management, page 213

23.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Karpus Investment Management, Saba Captial Management, L.P., and Hudson Bay Capital Management L.P. Refer to Item 403 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 248 of the Amended Registration Statement regarding the beneficial ownership of Karpus Investment Management and Hudson Bay Capital Management LP. Regarding Saba Capital Management, L.P.’s beneficial ownership, the Company respectfully advises the Staff that the Company does not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by Saba Capital Management, L.P. is required. Item 6(d) of Schedule 14A requires the registrant to “[f]urnish the information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made.” The information is not known by the Company and is not available in Saba Capital Management, L.P.’s public filings.

U.S. Securities and Exchange Commission

July 11, 2022

Exhibits

24.	We note your intention to file a form of preliminary proxy card as exhibit 10.8. Please file a form of proxy marked “preliminary” with your next amendment.

Response:

The Company has filed the preliminary proxy card as Exhibit 99.8 of the Amended Registration Statement.

General

25.

Please revise your disclosure to disclose all possible sources and extent of dilution that LMAO stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 27-28 and 119 of the Amended Registration Statement.

26.

It appears that the deferred underwriting fees from LMAO’s initial public offering remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 118 of the Amended Registration Statement.

27.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

July 11, 2022

28.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 28-29, 70, and 114 of the Amended Registration Statement.

29.

We note your disclosure of the Dow Commitment Letter, whereby “LMAO agreed to issue and sell, in a private placement to close immediately prior to the closing of the Business Combination, at least $5,000,000 worth of Class A Common Stock” to the Dow Pension Funds. In addition, we note the Agreement and Plan of Merger filed as Annex A discloses a “PIPE Investment.” Please update your disclosure to disclose if the SPAC’s sponsors, directors officers or their affiliates will participate in the PIPE Investment and if any other investors have committed to purchasing securities in the PIPE Investment. In addition, to the extent known, please highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Investment contemplated at the time of the business combination. We note your footnote disclosure on page 23 indicates that the Dow Commitment Letter includes 500,000 shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement.

30.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12, 33, and 65 of the Amended Registration Statement.

*    *    *

Please note that the Company has also updated certain other portions of the registration statement on Form S-4, as shown on the clean and marked courtesy copies of the Amended Registration Statement provided.

*    *    *

U.S. Securities and Exchange Commission

July 11, 2022

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely, Esq.
Curt P. Creely, Esq.
Foley & Lardner LLP

cc:	Bruce M. Rodgers, LMF Acquisition Opportunities, Inc.

Richard Russell, LMF Acquisition Opportunities, Inc.